UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 5)

PLAYA HOTELS & RESORTS N.V.
(Name of Subject Company (Issuer))

HI HOLDINGS PLAYA B.V.

(Name of Filing Person (Offeror))
An indirect wholly-owned subsidiary of

HYATT HOTELS CORPORATION
(Name of Filing Person (Parent of Offeror))

Ordinary Shares, par value €0.10 per share
(Title of Class of Securities)

N70544106 (CUSIP Number of Class of Securities)
Mark S. Hoplamazian President and Chief Executive Officer Hyatt Hotels Corporation 150 North Riverside Plaza, 8th Floor Chicago, Illinois 60606 (312) 750-1234	Margaret C. Egan HI Holdings Playa B.V. Herikerbergweg 238 1101 CM Amsterdam, the Netherlands +31205755600
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons) with copies to:
Michele M. Anderson, Esq. Cathy A. Birkeland, Esq. Roderick O. Branch, Esq. Michael A. Pucker, Esq. Latham & Watkins LLP 330 N. Wabash Ave., Suite 2800 Chicago, Illinois 60611 (312) 876-7700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

1	Names of Reporting Persons Hyatt Hotels Corporation
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
8	Shared Voting Power 12,143,621
9	Sole Dispositive Power 0
10	Shared Dispositive Power 12,143,621
11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,143,621
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.4%
14	Type of Reporting Person CO

1	Names of Reporting Persons AIC Holding Co.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
8	Shared Voting Power 12,143,621
9	Sole Dispositive Power 0
10	Shared Dispositive Power 12,143,621
11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,143,621
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.4%
14	Type of Reporting Person CO

1	Names of Reporting Persons Hyatt International Corporation
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
8	Shared Voting Power 12,143,621
9	Sole Dispositive Power 0
10	Shared Dispositive Power 12,143,621
11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,143,621
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.4%
14	Type of Reporting Person CO

1	Names of Reporting Persons Hyatt International Holdings Co.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
8	Shared Voting Power 12,143,621
9	Sole Dispositive Power 0
10	Shared Dispositive Power 12,143,621
11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,143,621
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.4%
14	Type of Reporting Person CO

1	Names of Reporting Persons HI Holdings Playa B.V.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
8	Shared Voting Power 12,143,621
9	Sole Dispositive Power 0
10	Shared Dispositive Power 12,143,621
11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,143,621
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.4%
14	Type of Reporting Person CO

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on February 24, 2025 by Hyatt Hotels Corporation, a Delaware corporation (“Parent”), and HI Holdings Playa B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Buyer”) and an indirect wholly owned subsidiary of Parent. The Schedule TO relates to the offer by Buyer to purchase all of the outstanding ordinary shares, par value €0.10 per share (the “Shares”), in the capital of Playa Hotels & Resorts N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands (“Playa”), at a cash price equal to $13.50 per share, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in an Offer to Purchase, dated February 24, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed with the Schedule TO as exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11

1.	Items 1 through 9 and Item 11 of the Schedule TO (to the extent such Items incorporate by reference the information contained in the Offer to Purchase) are hereby amended and supplemented by adding the following text thereto:

On May 16, 2025, Parent, Buyer and Playa entered into an Amendment (the “Purchase Agreement Amendment”) to the Purchase Agreement. The Purchase Agreement Amendment clarifies that any Company Restricted Shares (as defined in the Purchase Agreement), which by their terms cannot be validly tendered in the Offer, are excluded from Playa’s issued and outstanding share capital for purposes of the definition of “Minimum Condition” in the Purchase Agreement.

Playa advised Parent that, as of the close of business on May 14, 2025, 128,534,735 Shares were issued and outstanding, including 5,521,353 Playa Restricted Shares (with any such performance-based Playa Restricted Shares reflected at the maximum level of performance) and 50,829,125 Shares were held in treasury. Immediately prior to the expiration of the Offer, 98,410,706 Shares (or, under certain circumstances specified herein, 92,260,037 Shares) must be validly tendered in accordance with the terms of the Offer, together with Shares then owned by Parent or its affiliates to meet the Minimum Condition.

A copy of the Purchase Agreement Amendment is attached hereto as Exhibit (d)(2) and is incorporated by reference herein.

2.	The Offer to Purchase is hereby amended and supplemented by amending and restating the last paragraph on page 53 of the Offer to Purchase in its entirety to read as follows:

The Purchase Agreement provides that Playa will hold the EGM to (i) provide information regarding the Offer; (ii) adopt one or more resolutions effective upon the Acceptance Time to provide full and final discharge to each member of the Playa Board for acts of management or supervision, as applicable, up to and including the date of the EGM to the fullest extent permitted under applicable law; (iii) adopt one or more resolutions effective upon the Closing to appoint the Buyer Directors to replace the resigning members of the Playa Board and, if applicable, remove any members of the Playa Board who will not have irrevocably tendered their resignation prior to the convocation of the EGM (collectively, the “Director Resolutions”); and (iv) adopt resolutions to, subject to (A) the Acceptance Time having occurred and the Subsequent Offering Period having expired and (B) the number of Shares validly tendered in accordance with the terms of the Offer (including Shares tendered during the Subsequent Offering Period) and not properly withdrawn, together with the Shares owned by Parent or any of its affiliates, representing at least 80% of Playa’s issued and outstanding share capital (or, if Buyer has reduced the Minimum Condition, then 75% of Playa’s issued and outstanding share capital), excluding any Playa Restricted Shares and, for the avoidance of doubt, any Shares held by Playa in treasury (the “Tender Threshold”): (1) enter into the Triangular Merger; and (2) approve, to the extent required under applicable law, also within the meaning of Section 2:107a of the Dutch Civil Code (the “DCC”), the Cancellation (the “Back-End Resolutions”).

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(d)(2)	Amendment to Purchase Agreement, dated as of May 16, 2025, by and among Parent, Buyer and Playa (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Parent with the SEC on May 16, 2025)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HI HOLDINGS PLAYA B.V.

By	/s/ Peter Sears
Name: Peter Sears
Title: Managing Director A

By	/s/ Paulus Cornelis Gerhardus van Duuren
Name: Paulus Cornelis Gerhardus van Duuren
Title: Managing Director B

HYATT HOTELS CORPORATION

By	/s/ Margaret C. Egan
Name: Margaret C. Egan
Title: EVP, General Counsel and Secretary

Date:       May 16, 2025